UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cabaletta Bio, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

12674W109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12674W109	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Steven Nichtberger
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,333,379 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,333,379 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,333,379 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7% (2)
12.	TYPE OF REPORTING PERSON IN

(1)

Consists of (a) 986,483 shares of Common Stock, par value $0.00001 per share (“Common Stock”) of Cabaletta Bio, Inc., a Delaware Corporation (the “Issuer”), held directly by Steven Nichtberger, M.D., (b) 363,000 shares of Common Stock held directly by the 2017 Nichtberger Family Trust, of which Dr. Nichtberger serves as trustee, and (c) 983,896 shares of Common Stock underlying options held directly by Dr. Nichtberger that are exercisable within 60 days of December 31, 2022.

(2)

Calculated based on (a) 29,445,134 shares of the Issuer’s Common Stock outstanding as of December 31, 2022 plus (b) 983,896 shares of Common Stock underlying stock options held by Dr. Nichtberger that are exercisable within 60 days of December 31, 2022, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

CUSIP No. 12674W109	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Cabaletta Bio, Inc., a Delaware Corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2929 Arch Street, Suite 600

Philadelphia, PA 19104

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of Steven Nichtberger (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Cabaletta Bio, Inc.

2929 Arch Street, Suite 600

Philadelphia, PA 19104

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

12674W109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

CUSIP No. 12674W109	13G	Page 4 of 6 Pages

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) and (b)	Amount beneficially owned:

As of December 31, 2022, the Reporting Person beneficially owned an aggregate of 2,333,379 shares of the Issuer’s Common Stock, representing approximately 7.7% of the outstanding Common Stock, consisting of (a) 986,483 shares of Common Stock held directly by Dr. Nichtberger, representing approximately 3.4% of the outstanding Common Stock, (b) 363,000 shares of Common Stock held directly by the 2017 Nichtberger Family Trust, representing approximately 1.2% of the outstanding Common Stock, and (c) 983,896 shares of Common Stock underlying options held directly by Dr. Nichtberger that are exercisable within 60 days of December 31, 2022, representing approximately 3.2% of the outstanding Common Stock. Dr. Nichtberger is a trustee of the 2017 Nichtberger Family Trust.

The foregoing percentages were calculated based on (a) 29,445,134 shares of the Issuer’s Common Stock outstanding as of December 31, 2022 plus (b) 983,896 shares of Common Stock underlying stock options held by Dr. Nichberger that are exercisable within 60 days of December 31, 2022, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,333,379

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,333,379

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 12674W109	13G	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 12674W109	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

/s/ Steven Nichtberger
Steven Nichtberger